Exhibit 4.119
Deed of Assignment and Assumption
Barrick (Niugini) Limited
Buyer
DRD (Porgera) Limited
Seller
Barrick (Goldfields PNG Holdings) Limited
Goldfields
Minerals Resources Enga Limited
MRE
The Clayton Utz contact for this document is
Ben Madsen on +61 2 9353 4000
Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700
www.claytonutz.com
Our reference 14630/15757/********

Table of Contents
1.
Definitions and Interpretation ....................................................................................1
2.
Condition Precedent ...................................................................................................3
3.
Assignment and Assumption.......................................................................................3
4.
Buyer’s Undertaking ..................................................................................................3
5.
Non-Assigning Parties’ Consent.................................................................................3
6.
Non Assigning Parties’ Undertaking ..........................................................................4
7.
General .......................................................................................................................4

Deed of Assignment and Assumption dated 19 July 2007.
Parties:
Barrick (Niugini) Limited (PNG Company number 1-11463) incorporated in
Papua New Guinea and having its registered office at Level 4, Mogoru Moto
Building, Champion Parade,, Port Moresby, National Capital District,
Independent State of Papua New Guinea.
("Buyer")
DRD (Porgera) Limited (company number 1-25740) incorporated in Papua
New Guinea and having its registered office at Level 5, Defens Haus, Cnr
Champion Parade & Hunter Street, Port Moresby, National Capital District,
Independent State of Papua New Guinea.
("Seller")
Barrick (Goldfields PNG Holdings) Limited (company number1-12808)
incorporated in Papua New Guinea, and having its registered office at Level 4,
Mogoru Moto Building, Champion Parade, Port Moresby, Papua New Guinea.
("Goldfields")
Minerals Resources Enga Limited (company number 1-32087) of First
Heritage Centre, Level 1, Waigani Drive, Port Moresby.
("MRE")
Recitals
A.
Buyer, Seller, Goldfields and MRE currently hold the following individual beneficial
Participating Interests in the Porgera Joint Venture:
Buyer 50%
Seller 20%
Goldfields 25%
MRE 5%
B.
Under the terms of the Sale Deed, Seller agreed to transfer to Buyer a 20% undivided beneficial
Participating Interest in the Porgera Joint Venture more particularly defined in the Sale Deed as the Assets.
Operative Provisions
1.
Definitions and Interpretation
1.1          Definitions
"Assets" means Seller's 20% Participating Interest in the Porgera Joint Venture and includes individually and collectively, all of Seller’s right, title and interest in and to the Porgera Joint
Venture held as an undivided interest as tenant in common, and includes without limitation an undivided interest in the Porgera Joint Venture Agreements, the assets and undertakings of the
Porgera Joint Venture, the Property (including the Titles), the Operating Agreement, the

Mining Development Contract, and all other property (including without limitation, all titles in tenements, rights, authorisations, licences and approvals) acquired for the purposes of or held pursuant to the Porgera Joint Venture and includes all rights under the Joint Venture
Agreement.
"Completion" means completion of the sale and purchase of the Assets in accordance with the terms of the Sale Deed.
"Effective Date" means 1 April 2007.
“Non-Assigning Parties” means Goldfields and MRE.
"Porgera Joint Venture" means the joint venture so known formed to develop and operate the gold mine and related infrastructure known as the Porgera Mine in the Enga province of
Papua New Guinea referred to in the Porgera Joint Venture Agreements.
"Porgera Joint Venture Agreements" means the Porgera Joint Venture Agreement as restated on 21 March 1990, and all related and prior agreements as are still in effect, including the Operating Agreement, as amended, novated and restated from time to time.
"Sale Deed" means the Joint Venture Interest Sale Deed between Barrick Gold Corporation,
Barrick (Niugini) Limited, Emperor Mines Limited and DRD (Porgera) Limited entered into on [INSERT DATE].
"Titles" means the tenements in the Independent State of Papua New Guinea forming part of the Assets.
1.2          Interpretation
In this Deed:
(a) headings are for convenience only and do not affect interpretation;
(b) and unless the context indicates a contrary intention:
(c)
an obligation or a liability assumed by, or a right (including the Licences) conferred on, 2 or more persons binds or benefits them severally (and not jointly or jointly and severally);
(d)
"person" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;
(e)
a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation;
(f)
a reference to a document (including this Deed) is to that document as varied, novated, ratified or replaced from time to time;
(g)
a reference to a statute includes its delegated legislation and a reference to a statute or delegated legislation or a provision of either includes consolidations, amendments, re-enactments and replacements;
(h)
a word importing the singular includes the plural (and vice versa), and a word indicating a gender includes every other gender;
(i)
a reference to a party, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this

Deed, and a reference to this Deed includes all schedules, exhibits, attachments and annexures to it;
(j)
if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;
(k)
"includes" in any form is not a word of limitation; and
(l)
a reference to "$" or "dollar" is to the currency of the United States of America.
1.3
Terms in Porgera Joint Venture Agreements
Unless otherwise indicated or the context otherwise requires, capitalised terms in the Porgera
Joint Venture Agreements have the same meaning when capitalised and used in this document.
2.         Condition Precedent
2.1        Completion
This Deed does not take effect unless Completion occurs. Upon Completion occurring, the
Buyer and the Seller must notify the Non-Assigning Parties of that fact.
2.2
Approval and registration
To the extent that any legal or equitable interest in any Title is created, assigned or otherwise dealt with in this Deed, those provisions are conditional upon the Minister approving this Deed and this Deed being registered pursuant to the Mining Act 1992 (PNG).
3.
Assignment and Assumption
With effect on and from the Effective Date, Seller assigns to Buyer the Assets, and Buyer accepts the assignment from the Seller of the Assets and Buyer assumes the obligations of
Seller that accrue or are incurred or otherwise relate to the period commencing on and from the
Effective Date in respect of the Assets.
4.         Buyer’s Undertaking
Buyer covenants with the Non-Assigning Parties that on and from the Effective Date and in respect of obligations that accrue or are incurred or otherwise relate to the period commencing on and from the Effective Date, Buyer will assume, observe, comply with and be bound by the terms and conditions of the Porgera Joint Venture Agreements and the Mining Development
Agreement to the extent of the Assets and the other Participating Interests held by it in the
Porgera Joint Venture.
5.
Non-Assigning Parties’ Consent
(a) Each of the Non-Assigning Parties:
(i)
irrevocably and unconditionally consents to the sale and transfer by
Seller to Buyer of the Assets and to Buyer assuming the obligations of
Seller;
(ii)
acknowledges and agrees that Buyer shall be entitled to exercise all of the rights, privileges and benefits previously held by Seller, that accrue or are incurred or otherwise relate to the period commencing on and from the Effective Date in accordance with clauses 3 and 4 above.

(b)
This Deed is limited to the assignment and assumption contained in it and nothing in it will oblige or require the Non-Assigning Parties to consent to, approve or agree to any further assignments or assumptions.
6.
Non Assigning Parties’ Undertaking
With effect on and from the Effective Date, each of the Non-Assigning Parties releases and forever discharges Seller from all claims, demands and liabilities which arise and relate to the period on or after the Effective Date relating to any or all of Seller's covenants and obligations in respect of or attaching to the Assets.
7.         General
7.1          Further assurance
The parties covenant and agree that each will do all acts and things and execute all deeds and documents and other writings as are from time to time required to give effect to this Deed.
7.2
Jurisdiction and governing law
(a)
This Deed is to be governed by and construed in accordance with the laws of Papua
New Guinea.
(b)
Each party irrevocably submits to the non-exclusive jurisdiction of the courts of
Papua New Guinea with respect to any proceedings which may be brought at any time relating in any way to this Deed.
7.3          Assignment
A party cannot assign, novate or otherwise transfer any of its rights or obligations under this
Deed without the prior written consent of each other party.
7.4          Waiver
(a)
Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Deed by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Deed.
(b)
Any waiver or consent given by any party under this Deed will only be effective and binding on that party if it is given or confirmed in writing by that party.
(c)
No waiver of a breach of any term of this Deed will operate as a waiver of another breach of that term or of a breach of any other term of this Deed.
7.5          Notices
All notices, requests, consents and other documents authorised or required to be given by or pursuant to this Deed shall be given in writing and either personally served or sent by facsimile transmission ("fax") addressed as follows:
Seller
To: DRD (Porgera) Limited
Attn: General Counsel
Address: Level 1 WBM Building 490 Upper Edward Street Spring Hill,
Queensland 4004

Fax No: +61 7 3007 8080
Buyer
To: Barrick (Niugini) Limited
Attn: Managing Director
Address: Level 4, Mogoru Moto Building, Champion Parade, Port Moresby
National Capital District, Papua New Guinea
Fax No: +675 3224800
Goldfields
To: Barrick (Goldfields PNG Holdings) Limited
Attn: Managing Director
Address: Level 4, Mogoru Moto Building, Champion Parade, Port Moresby
National Capital District Papua New Guinea
Fax No: +675 3224800
MRE
To: Mineral Resources Enga Limited
Attn: Chairman
Address: C/ Mineral Resource Development Company Ltd
Level 1 First Heritage Centre
Waigani Drive, Port Moresby
Fax No: [INSERT NUMBER]
Notices, requests, consents and other documents ("Notices") shall be deemed served or given:
(a)
if personally served by being left at the address of the party to whom the Notice is given between the hours of 9:00 am and 5:00 pm on any day which is a Business
Day in the place where the notice is to be delivered, then in such case at the time the
Notice is so delivered;
(b)
if sent by fax, then in such case when successfully transmitted during business hours in the place where the fax is being transmitted to, or if not during business hours, then when business hours in that place next commence.
Any party may change its address for receipt of Notices at any time by giving notice of such change to the other party. Any Notice given under this Deed may be signed on behalf of any party by the duly authorised representative of that party and shall be sent to all other parties to this Deed.
7.6
Public announcements and confidentiality
Each of the parties shall procure that neither it nor any of its Related Bodies Corporate shall make any public announcement or disclosure to any person in relation to this Deed or information of which it has become aware in connection with this Deed unless it first consults with and obtains the agreement in writing of the other parties, provided however that either party is entitled to disclose such information without the agreement of the other party in the following circumstances:
(a)
a public announcement or notification where and to the extent that the same is required by law or the Listing Rules, or another recognised stock exchange on which the securities of a party or its Related Body Corporate are quoted (and in such circumstances, the party must where reasonably practicable use reasonable endeavours to consult with the other parties prior to making the announcement or notification);

(b)
a party shall be entitled to make such disclosures to the directors, secretary, professional advisers and bankers of that party and its Related Bodies Corporate so long as the party uses all reasonable endeavours to ensure that the matters disclosed are kept confidential;
(c)
a party shall be entitled to make such disclosures where the disclosure is considered by the disclosing party to be reasonably necessary for the purposes of obtaining any of the approvals contemplated in the Conditions Precedent.
7.7          Counterparts
This Agreement may be signed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same document.
7.8          Modification
This Agreement may not be modified, amended, added to or otherwise varied except by a document in writing signed by each of the parties or signed on behalf of each party by a director under hand.
7.9
Costs and expenses
Each party is responsible for its own costs and expenses of negotiation, preparation, execution and performance of this Deed.
7.10        Merger
The rights and obligations of the parties in respect of agreements, indemnities, covenants and warranties contained herein shall be continuing agreements, covenants, indemnities and warranties, and accordingly shall not be merged or extinguished or be prejudiced or affected by Buyer's acceptance of the rights and obligations in respect of the Assets pursuant to this
Deed.
7.11        Rights Cumulative
The rights and remedies provided in this Deed are cumulative with and do not exclude any rights or remedies provided by law.
7.12
Execution by limited parties
Notwithstanding that this Deed may not have been executed by all parties to it, it shall be effective as between those of the parties as have executed it.

1
Executed as a deed.
Executed by Barrick (Niugini) Limited by or in
the presence of:
/s/ TJ Glenn
Signature of Director Signature of Secretary/other Director
Name of Director in full Name of Secretary/other Director in full
SIGNED, SEALED and DELIVERED for
DRD (Porgera) Limited under power of
attorney in the presence of:
/s/ V Chidrawi
Signature of attorney (who declares that he or she
has no notice of revocation of the power of attorney)
Signature of witness
Name
Name
Date of power of attorney

2
Executed by Minerals Resources Enga Limited
by or in the presence of:
Signature of Director Signature of Secretary/other Director
Name of Director in full Name of Secretary/other Director in full
Executed by Barrick (Goldfields PNG Holdings)
Limited by or in the presence of:
/s/ TJ Glenn
Signature of Director Signature of Secretary/other Director
Name of Director in full Name of Secretary/other Director in full

3
MEMORIAL OF APPROVAL OF AN INSTRUMENT
I, [                                                             ] Minister for Mining, by virtue of the powers conferred by the
Mining Act 1992 and all other powers me enabling, and after considering the recommendation of the
Mining Advisory Council, hereby approve this instrument.
DATED at                                                 this                                            day of                                      , 2007.
....................................................................
Minister for Mining
To be completed by the Registrar upon the Minister approving an Instrument.
I, [                                          ], Registrar, pursuant to all powers conferred under the Mining Act certify that I have this day registered the instrument.
..................................................................    (Registrar's signature)
..................................................................    (date)